Exhibit 99.3

Cenovus Energy Inc.
Consolidated Financial Statements
For the Year Ended December 31, 2025
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2025

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	2

REPORT OF MANAGEMENT
Management’s Responsibility for the Consolidated Financial Statements
The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.
The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets with Management and the independent auditors on at least a quarterly basis to review and recommend the approval of the interim Consolidated Financial Statements and Management’s Discussion and Analysis to the Board of Directors prior to their public release, as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2025. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on their evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2025.
Management excluded the internal control activities of the business acquired by the Company through a business combination in 2025 (see Note 4) from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the acquired business excluded from Management's assessment of internal control over financial reporting represents 18 percent and one percent, respectively, of the related Consolidated Financial Statement amounts as at and for the year ended December 31, 2025.
The Consolidated Financial Statements of Cenovus Energy Inc. as at December 31, 2025, and 2024, and for each of the two years in the period ended December 31, 2025, and the effectiveness of internal control over financial reporting as of December 31, 2025, has been audited and unqualified opinions have been issued by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 18, 2026.

/s/ Jonathan M. McKenzie	/s/ Karamjit S. Sandhar
Jonathan M. McKenzie	Karamjit S. Sandhar
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 18, 2026

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cenovus Energy Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), of equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in Management's Assessment of Internal Control Over Financial Reporting, management has excluded MEG Energy Corp. from its assessment of internal control over financial reporting as of December 31, 2025, because it was acquired by the Company through a business combination during 2025. We have also excluded MEG Energy Corp. from our audit of internal control over financial reporting. MEG Energy Corp. was a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 18% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	4

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impact of Crude Oil and Natural Gas Reserves (together, the Reserves) on Property, Plant and Equipment, Net (PP&E) within the Oil Sands segment
As described in notes 1, 3, 16 and 35 to the Consolidated Financial Statements, the PP&E balance in the Oil Sands segment was $34.1 billion as of December 31, 2025. In aggregate, the Company recognized $3.4 billion of depreciation, depletion and amortization (DD&A) expense related to the Oil Sands segment for the year ended December 31, 2025. Management calculates depletion for the Oil Sands segment PP&E using the unit-of-production method based on estimated proved reserves. Costs subject to depletion include estimated future development costs to be incurred in developing those proved reserves. Estimating proved reserves requires the use of key assumptions and judgments by Management including expected future production volumes, future development and operating expenses, as well as forward commodity prices. Management's estimates of proved reserves used for the calculation of DD&A expense related to PP&E in the Oil Sands segment have been developed by Management's specialists, specifically independent qualified reserves evaluators.
The principal considerations for our determination that performing procedures relating to the impact of proved reserves on PP&E, within the Oil Sands segment is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management's specialists, when developing the estimates of proved reserves; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to expected future production volumes, future development and operating expenses, as well as forward commodity prices; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	5

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management's estimates of proved reserves and the calculation of DD&A expenses related to PP&E in the Oil Sands segment. These procedures also included, among others, testing Management's process for determining DD&A expense for the Oil Sands segment, which included for certain properties (i) evaluating the appropriateness of the methods used by Management in making these proved reserve estimates; (ii) testing the completeness and accuracy of the underlying data used in Management's estimates of proved reserves; (iii) assessing the reasonability of the key assumptions related to expected future production volumes, future development and operating expenses, as well as forward commodity prices, and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management's specialists was used in performing the procedures to evaluate the reasonableness of the estimated proved reserves used in the calculation of DD&A expense related to PP&E in the Oil Sands segment. As a basis for using this work, the specialists' qualifications were understood, and the Company's relationship with the specialists was assessed. The procedures performed also included, for certain properties within the Oil Sands segment, evaluation of the methods and key assumptions used by the specialists, tests of data used by the specialists, and an evaluation of the specialists' findings. Professionals with specialized skill and knowledge assisted in this evaluation, as applicable. Evaluating the key assumptions used by Management's specialists related to expected future production volumes, future development and operating expenses, as well as forward commodity prices involved assessing whether the key assumptions used were reasonable considering the current and past performance of the Oil Sands segment and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable.
Valuation of acquired Property, Plant and Equipment (PP&E) related to the acquisition of MEG Energy Corp.
As described in notes 1, 3, 4 and 35 to the Consolidated Financial Statements, on November 13, 2025, the Company acquired MEG Energy Corp. (MEG) in an acquisition accounted for as a business combination using the acquisition method, which requires that assets acquired and liabilities assumed be measured at fair value on the acquisition date, with any excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. Total consideration for the total issued and outstanding common shares of MEG, including those previously owned by the Company, was $7.9 billion. The assets acquired included PP&E, which was valued at $9.7 billion. Management estimated the fair value of the acquired PP&E at the acquisition date using a discounted cash flow model. This fair value assessment required the use of significant judgments by Management including key assumptions related to forward commodity prices, expected future production volumes, quantity of reserves, future development and operating expenses and discount rate. The quantity of reserves has been developed by Management's specialists, including independent qualified reserve evaluators.
The principal considerations for our determination that performing procedures relating to the valuation of acquired PP&E related to the acquisition of MEG Energy Corp. is a critical audit matter are (i) the significant judgment by Management, including the use of Management’s specialists, as applicable, when developing the fair value of the acquired PP&E; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating key assumptions used in the discounted cash flow model used to value the acquired PP&E related to forward commodity prices, expected future production volumes, quantity of reserves, future development and operating expenses and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	6

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimated fair value of the acquired PP&E. These procedures also included, among others, testing Management’s process for determining the fair value of the acquired PP&E, which included (i) evaluating the appropriateness of the discounted cash flow model used by Management in making this estimate; (ii) testing the completeness and accuracy of underlying data used in Management’s determination of the fair value and (iii) assessing the reasonability of the key assumptions related to forward commodity prices, expected future production volumes, quantity of reserves, future development and operating expenses and discount rate. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the quantity of reserves. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and key assumptions used by the specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings. Professionals with specialized skill and knowledge assisted in this evaluation, as applicable. Evaluating the key assumptions used by Management’s specialists also involved assessing whether the key assumptions used were reasonable considering the current and past performance of MEG and the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the fair value of the acquired PP&E determined by Management, including the discount rate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Canada
February 18, 2026
We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31,
($ millions, except per share amounts)

	Notes	2025	2024

Revenues	1	49,696	54,277
Expenses	1
Purchased Product, Transportation and Blending		32,688	36,641
Operating		6,336	6,841
(Gain) Loss on Risk Management	31	(37)	58
Depreciation, Depletion, Amortization and Exploration Expense	15,16,17	5,233	4,940
(Income) Loss From Equity-Accounted Affiliates	18	(53)	(66)
General and Administrative	5	812	794
Finance Costs, Net	6	569	514
Integration, Transaction and Other Costs	4	234	166
Foreign Exchange (Gain) Loss, Net	7	(361)	462
(Gain) Loss on Divestiture of Assets	4,8	(87)	(119)
Re-measurement of Contingent Payments		—	30
Other (Income) Loss, Net		(115)	(55)
Earnings (Loss) Before Income Tax		4,477	4,071
Income Tax Expense (Recovery)	10	547	929
Net Earnings (Loss)		3,930	3,142

Other Comprehensive Income (Loss), Net of Tax	27
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits	25	17	14
Change in the Fair Value of Equity Instruments at FVOCI (1)	31	(25)	71
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(1,904)	1,020
Total Other Comprehensive Income (Loss), Net of Tax		(1,912)	1,105
Comprehensive Income (Loss)		2,018	4,247

Net Earnings (Loss) Per Common Share ($)	11
Basic		2.16	1.68
Diluted		2.15	1.67

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	8

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ millions)

	Notes	2025	2024

Assets
Current Assets
Cash and Cash Equivalents	12	2,740	3,093
Accounts Receivable and Accrued Revenues	13	3,435	2,614
Income Tax Receivable		366	231
Inventories	14	3,349	4,496
Total Current Assets		9,890	10,434
Restricted Cash	23	256	241
Exploration and Evaluation Assets, Net	1,15	575	484
Property, Plant and Equipment, Net	1,16	45,260	38,568
Right-of-Use Assets, Net	1,17	2,153	1,950
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	18	295	399
Other Assets	19	464	451
Deferred Income Taxes	10	1,594	1,064
Goodwill	1,20	2,912	2,923
Total Assets		63,424	56,539

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	21	5,847	6,242
Income Tax Payable		98	396
Short-Term Borrowings	22	—	173
Long-Term Debt	22	—	192
Lease Liabilities	17	369	359
Total Current Liabilities		6,314	7,362
Long-Term Debt	22	11,032	7,342
Lease Liabilities	17	2,806	2,568
Decommissioning Liabilities	23	4,872	4,534
Other Liabilities	24	889	919
Deferred Income Taxes	10	5,873	4,045
Total Liabilities		31,786	26,770
Shareholders’ Equity		31,622	29,754
Non-Controlling Interest		16	15
Total Liabilities and Equity		63,424	56,539

Commitments and Contingencies	34
See accompanying Notes to the Consolidated Financial Statements.

/s/ Alexander J. Pourbaix	/s/ Jane E. Kinney
Alexander J. Pourbaix	Jane E. Kinney
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

February 18, 2026

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	9

CONSOLIDATED STATEMENTS OF EQUITY
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 26)	(Note 26)	(Note 26)	(Note 26)	(Note 26)		(Note 27)

As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	3,142	—	3,142
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	1,105	1,105
Total Comprehensive Income (Loss)	—	—	—	—	—	3,142	1,105	4,247
Common Shares Issued Under Stock Option Plans	68	—	—	—	(16)	—	—	52
Purchase of Common Shares Under NCIB (2)	(479)	—	—	—	(966)	—	—	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	—	(43)	—	—	—	—	—	(43)
Preferred Shares Redeemed	—	—	(163)	—	(87)	—	—	(250)
Warrants Exercised	39	—	—	(13)	—	—	—	26
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(1,255)	—	(1,255)
Variable Dividends on Common Shares	—	—	—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	3,930	—	3,930
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(1,912)	(1,912)
Total Comprehensive Income (Loss)	—	—	—	—	—	3,930	(1,912)	2,018
Common Shares Issued (Note 4)	3,667	—	—	—	—	—	—	3,667
Common Shares Issued Under Stock Option Plans	20	—	—	—	(4)	—	—	16
Purchase of Common Shares Under NCIB (2)	(771)	—	—	—	(541)	(683)	—	(1,995)
Purchase of Common Shares Under Employee Benefit Plan	—	(155)	—	—	—	—	—	(155)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	24	—	—	(8)	—	—	—	16
Stock-Based Compensation Expense	—	—	—	—	12	—	—	12
Base Dividends on Common Shares	—	—	—	—	—	(1,423)	—	(1,423)
Dividends on Preferred Shares	—	—	—	—	—	(14)	—	(14)
As at December 31, 2025	18,599	(116)	113	4	298	12,323	401	31,622

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.
See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	10

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ millions)

	Notes	2025	2024

Operating Activities
Net Earnings (Loss)		3,930	3,142
Depreciation, Depletion and Amortization	16,17	5,192	4,871
Deferred Income Tax Expense (Recovery)	10	(231)	(474)
Unrealized (Gain) Loss on Risk Management	31	(15)	12
Unrealized Foreign Exchange (Gain) Loss	7	(424)	550
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		23	—
(Gain) Loss on Divestiture of Assets	4,8	(87)	(119)
Re-measurement of Contingent Payments		—	30
Unwinding of Discount on Decommissioning Liabilities	23	243	225
(Income) Loss From Equity-Accounted Affiliates	18	(53)	(66)
Distributions Received From Equity-Accounted Affiliates	18	135	172
Stock-Based Compensation, Net of Payments		163	(145)
Other		(5)	(34)
Settlement of Decommissioning Liabilities	23	(280)	(234)
Net Change in Non-Cash Working Capital	33	(363)	1,305
Cash From (Used in) Operating Activities		8,228	9,235

Investing Activities
Acquisitions, Net of Cash Acquired	4	(3,666)	(22)
Capital Investment	1	(4,907)	(5,015)
Proceeds From Divestitures	8	1,891	46
Acquisition of Ownership Interest in MEG Energy Corp.	4	(752)	—
Net Change in Investments and Other		(7)	(80)
Net Change in Non-Cash Working Capital	33	(236)	(55)
Cash From (Used in) Investing Activities		(7,677)	(5,126)

Net Cash Provided (Used) Before Financing Activities		551	4,109

Financing Activities	33
Net Issuance (Repayment) of Short-Term Borrowings		152	5
Issuance of Long-Term Debt	22	5,265	—
Repayment of Long-Term Debt	22	(2,324)	—
Principal Repayment of Leases	17	(350)	(299)
Net Proceeds (Repayment) on Repurchase Agreements		413	—
Common Shares Issued Under Stock Option Plans		16	52
Purchase of Common Shares Under NCIB	26	(1,995)	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	26	(155)	(43)
Redemption of Preferred Shares	26	(350)	(250)
Proceeds From Exercise of Warrants		16	26
Dividends Paid	11	(1,437)	(1,551)
Cash From (Used in) Financing Activities		(749)	(3,505)

Effect of Foreign Exchange on Cash and Cash Equivalents		(155)	262
Increase (Decrease) in Cash and Cash Equivalents		(353)	866
Cash and Cash Equivalents, Beginning of Year		3,093	2,227
Cash and Cash Equivalents, End of Year		2,740	3,093

See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets, as well as Christina Lake, which includes the results from the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”) (see Note 4). Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”) with operator Phillips 66 (see Note 8). The U.S. Refining segment included the WRB results up to the date of divestiture. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
A) Results of Operations – Segment and Operational Information

	Upstream
	Oil Sands		Conventional		Offshore		Total
For the years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	21,541	21,857	1,305	1,211	1,508	1,572	24,354	24,640
Intersegment Sales	6,786	6,590	1,355	1,848	—	—	8,141	8,438
	28,327	28,447	2,660	3,059	1,508	1,572	32,495	33,078
Royalties	(2,920)	(3,274)	(55)	(76)	(80)	(99)	(3,055)	(3,449)
Revenues	25,407	25,173	2,605	2,983	1,428	1,473	29,440	29,629
Expenses
Purchased Product	2,886	1,851	1,337	1,823	—	—	4,223	3,674
Transportation and Blending	10,875	11,000	351	320	17	11	11,243	11,331
Operating	2,754	2,511	464	555	349	423	3,567	3,489
Realized (Gain) Loss on Risk Management	8	20	(4)	(6)	—	—	4	14
Operating Margin	8,884	9,791	457	291	1,062	1,039	10,403	11,121
Unrealized (Gain) Loss on Risk Management	3	(16)	(4)	4	—	—	(1)	(12)
Depreciation, Depletion and Amortization	3,433	3,117	479	442	440	563	4,352	4,122
Exploration Expense	11	2	22	1	8	66	41	69
(Income) Loss From Equity- Accounted Affiliates	(38)	(14)	—	2	(31)	(53)	(69)	(65)
Segment Income (Loss)	5,475	6,702	(40)	(158)	645	463	6,080	7,007

	Downstream
	Canadian Refining		U.S. Refining		Total
For the years ended December 31,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	4,282	4,787	24,115	28,299	28,397	33,086
Intersegment Sales	797	523	3	9	800	532
	5,079	5,310	24,118	28,308	29,197	33,618
Royalties	—	—	—	—	—	—
Revenues	5,079	5,310	24,118	28,308	29,197	33,618
Expenses
Purchased Product	4,128	4,483	21,727	25,769	25,855	30,252
Transportation and Blending	—	—	—	—	—	—
Operating	597	907	2,546	2,763	3,143	3,670
Realized (Gain) Loss on Risk Management	—	—	(6)	8	(6)	8
Operating Margin	354	(80)	(149)	(232)	205	(312)
Unrealized (Gain) Loss on Risk Management	—	—	(5)	8	(5)	8
Depreciation, Depletion and Amortization	178	185	566	462	744	647
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	176	(265)	(710)	(702)	(534)	(967)

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

	Corporate and Eliminations		Consolidated
For the years ended December 31,	2025	2024	2025	2024
Gross Sales
External Sales	—	—	52,751	57,726
Intersegment Sales	(8,941)	(8,970)	—	—
	(8,941)	(8,970)	52,751	57,726
Royalties	—	—	(3,055)	(3,449)
Revenues	(8,941)	(8,970)	49,696	54,277
Expenses
Purchased Product	(7,910)	(7,823)	22,168	26,103
Transportation and Blending	(723)	(793)	10,520	10,538
Purchased Product, Transportation and Blending	(8,633)	(8,616)	32,688	36,641
Operating	(374)	(318)	6,336	6,841
Realized (Gain) Loss on Risk Management	(20)	24	(22)	46
Unrealized (Gain) Loss on Risk Management	(9)	16	(15)	12
Depreciation, Depletion and Amortization	96	102	5,192	4,871
Exploration Expense	—	—	41	69
(Income) Loss From Equity-Accounted Affiliates	16	(1)	(53)	(66)
Segment Income (Loss)	(17)	(177)	5,529	5,863
General and Administrative	812	794	812	794
Finance Costs, Net	569	514	569	514
Integration, Transaction and Other Costs	234	166	234	166
Foreign Exchange (Gain) Loss, Net	(361)	462	(361)	462
(Gain) Loss on Divestiture of Assets	(87)	(119)	(87)	(119)
Re-measurement of Contingent Payments	—	30	—	30
Other (Income) Loss, Net	(115)	(55)	(115)	(55)
	1,052	1,792	1,052	1,792
Earnings (Loss) Before Income Tax			4,477	4,071
Income Tax Expense (Recovery)			547	929
Net Earnings (Loss)			3,930	3,142
B) External Sales by Product

	Upstream
	Oil Sands		Conventional		Offshore		Total
For the years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	20,215	21,183	215	207	401	321	20,831	21,711
Natural Gas and Other	318	332	864	648	850	925	2,032	1,905
NGLs (1)	1,008	342	226	356	257	326	1,491	1,024
External Sales	21,541	21,857	1,305	1,211	1,508	1,572	24,354	24,640

	Downstream
	Canadian Refining		U.S. Refining		Total
For the years ended December 31,	2025	2024	2025	2024	2025	2024
Gasoline	234	429	11,640	13,792	11,874	14,221
Distillates (2)	1,422	1,484	9,170	10,632	10,592	12,116
Synthetic Crude Oil	1,567	1,814	—	—	1,567	1,814
Asphalt	506	548	924	1,029	1,430	1,577
Other Products and Services	553	512	2,381	2,846	2,934	3,358
External Sales	4,282	4,787	24,115	28,299	28,397	33,086
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
C) Geographical Information

	Revenues (1)
For the years ended December 31,	2025	2024
Canada	23,789	26,791
United States	24,895	26,333
China	1,012	1,153
Consolidated	49,696	54,277
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.

	Non-Current Assets (1)
As at December 31,	2025	2024
Canada	47,641	37,006
United States	2,514	5,902
China	939	1,249
Indonesia	203	295
Consolidated	51,297	44,452
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
Major Customers
In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2025, Cenovus had two customers (2024 – two) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $11.7 billion and $5.8 billion, respectively (2024 – $17.7 billion and $8.1 billion, respectively), and are reported across all of the Company’s operating segments.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2025	2024	2025	2024	2025	2024
Oil Sands	568	461	34,149	24,646	1,204	1,018
Conventional	—	15	2,202	2,230	44	57
Offshore	7	8	4,008	3,365	180	95
Canadian Refining	—	—	2,452	2,511	50	39
U.S. Refining	—	—	2,238	5,538	287	342
Corporate and Eliminations	—	—	211	278	388	399
Consolidated	575	484	45,260	38,568	2,153	1,950

	Goodwill		Total Assets
As at December 31,	2025	2024	2025	2024
Oil Sands	2,912	2,923	42,505	31,668
Conventional	—	—	2,579	2,610
Offshore	—	—	4,756	4,089
Canadian Refining	—	—	2,831	2,901
U.S. Refining	—	—	4,698	9,517
Corporate and Eliminations	—	—	6,055	5,754
Consolidated	2,912	2,923	63,424	56,539

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
E) Capital Expenditures (1)

For the years ended December 31,	2025	2024
Capital Investment
Oil Sands	2,944	2,714
Conventional	453	421
Offshore
Atlantic	848	1,077
Asia Pacific	86	68
Total Upstream	4,331	4,280

Canadian Refining	117	208
U.S. Refining	442	488
Total Downstream	559	696

Corporate and Eliminations	17	39
	4,907	5,015
Acquisitions
Oil Sands (Note 4)	10,120	9
Conventional	44	13
	10,164	22
Total Capital Expenditures	15,071	5,037
(1)Includes expenditures on PP&E, E&E assets and capitalized interest. Excludes capital expenditures related to the Company's joint ventures.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
These Consolidated Financial Statements are presented in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee.
These Consolidated Financial Statements were prepared on a historical cost basis, except as detailed in the Company’s accounting policies as disclosed in Note 35.
These Consolidated Financial Statements were approved by the Board of Directors effective February 18, 2026.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

3. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The timely preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
A) Critical Judgments in Applying Accounting Policies
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.
Identification of Cash-Generating Units
Cash-generating units (“CGUs”) are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and impairment reversals.
Assessment of Impairment Indicators or Impairment Reversals
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. The identification of indicators of impairment or reversal of impairment requires significant judgment.
Exploration and Evaluation Assets
The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.
Joint Arrangements
The classification of a joint arrangement that is held in a separate vehicle as either a joint operation or a joint venture requires judgment.
On September 30, 2025, Cenovus divested its entire 50 percent interest in WRB, which was a jointly-controlled entity (see Note 8). The joint arrangement met the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company recognized its share of the assets, liabilities, revenues and expenses in its consolidated results up to the date of divestiture.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
In determining the classification of its joint arrangement under IFRS 11, the Company considered the following:
•The original intention of the joint arrangement was to form an integrated North American heavy oil business. Partnerships are “flow-through” entities.
•The agreements required the partners to make contributions if funds were insufficient to meet the obligations or liabilities of the corporation and partnership. The past and future development of WRB was dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
•WRB had third-party debt facilities to cover short-term working capital requirements.
•Phillips 66, as operator of WRB, either directly or through wholly-owned subsidiaries, provided marketing services, purchased necessary feedstock, and arranged for transportation and storage, on the partners' behalf as the agreements prohibited the partners from undertaking these roles themselves. In addition, the joint arrangement did not have employees and, as such, was not capable of performing these roles.
•In the arrangement, output was taken by the partners, indicating that the partners had the rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangement.
B) Key Sources of Estimation Uncertainty
Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis, and any revisions to accounting estimates are recorded in the period in which the estimates are revised.
The evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could change assumptions used to determine the recoverable amount of the Company’s PP&E and E&E assets and could affect the carrying value of those assets, may affect future development or viability of exploration prospects, may curtail the expected useful lives of oil and gas assets thereby accelerating depreciation charges and may accelerate decommissioning obligations increasing the present value of the associated provisions. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain. Environmental considerations are built into estimates through the use of key assumptions used to estimate fair value including forward commodity prices, forward crack spreads, net of renewable identification numbers (“RINs”), and discount rates. The energy transition could impact the future prices of commodities. Pricing assumptions used in the determination of recoverable amounts incorporate market expectations and the evolving worldwide demand for energy.
The following are the key estimates, assumptions and judgments at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
Crude Oil and Natural Gas Reserves
There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the expected future production volumes, future development and operating expenses, forward commodity prices, estimated royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and depreciation, depletion and amortization (“DD&A”) expense of the Company’s crude oil and natural gas assets in the Oil Sands, Conventional and Offshore segments. The Company’s reserves are evaluated annually and reported to the Company by its independent qualified reserves evaluators (“IQREs”).
Recoverable Amounts
Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include quantity of reserves, expected future production volumes, future development and operating expenses, forward commodity prices and discount rates. Recoverable amounts for the Company’s downstream assets use assumptions such as refined product production, forward crude oil prices, forward crack spreads, net of RINs, future operating expenses, future capital expenditures and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.
Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of liabilities and estimate the future value. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination
The fair value of assets acquired, liabilities assumed and assets given up in a business combination, including contingent consideration and goodwill, if any, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparable transactions and discounted cash flows. For the Company’s upstream assets, key assumptions in the discounted cash flow models used to estimate fair value include forward commodity prices, expected future production volumes, quantity of reserves, discount rates, and future development and operating expenses. Estimated production volumes and quantity of reserves for acquired oil and gas properties were developed by internal geology and engineering professionals, and IQREs. Changes in these variables could significantly impact the carrying value of the net assets acquired.
Income Tax Provisions
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.
Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

4. MEG ENERGY CORP. ACQUISITION
A) Summary of the Acquisition
On November 13, 2025, Cenovus completed the MEG Acquisition pursuant to which Cenovus acquired all the issued and outstanding common shares of MEG, other than common shares of MEG already owned by Cenovus, for total purchase consideration of $7.1 billion, consisting of $3.4 billion in cash, 143.9 million Cenovus common shares and $32 million of assumed stock-based compensation. Prior to closing the MEG Acquisition, the Company held an aggregate of 25.0 million common shares of MEG with an acquisition-date fair value of $775 million.
The MEG Acquisition provides Cenovus with additional oil sands assets that are directly adjacent to the Company’s Christina Lake asset and are reported under the Christina Lake results in the Oil Sands segment.
The MEG Acquisition was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition, with the exception of ROU assets, lease liabilities, income taxes and stock-based compensation. The total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill. In accordance with the step acquisition treatment of IFRS 3, the previously held interest in MEG is required to be re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss).
B) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	November 13, 2025
Consideration
Cash	3,441
Common Shares (1)	3,667
Stock-Based Compensation	32
Total Purchase Consideration	7,140
Fair Value of Pre-Existing Ownership Interest	775
Total Consideration	7,915

Identifiable Assets Acquired and Liabilities Assumed
Cash	36
Accounts Receivable and Accrued Revenues	571
Income Tax Receivable	13
Inventories	499
Exploration and Evaluation Assets	174
Property, Plant and Equipment	9,709
Right-of-Use Assets	301
Other Assets	13
Accounts Payable and Accrued Liabilities	(444)
Income Tax Payable	(3)
Long-Term Debt	(843)
Lease Liabilities	(366)
Decommissioning Liabilities	(184)
Other Liabilities	(27)
Deferred Income Tax Liabilities, Net	(1,534)
Total Identifiable Net Assets	7,915
Goodwill	—
(1)Based on the November 13, 2025, opening share price of $25.48, as reported on the TSX.
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues was $571 million, all of which was collected.
C) Fair Value of Pre-Existing Ownership Interest
The acquisition-date fair value of the previously held MEG common shares was estimated to be $775 million and the net carrying value was $752 million. Cenovus recognized a revaluation gain of $23 million, which is recorded in gain (loss) on divestiture of assets in net earnings (loss).
D) Transaction Costs
For the year ended December 31, 2025, integration and transaction costs related to the acquisition of $72 million were recognized in net earnings (loss).
E) Revenue and Profit Contribution
The acquired business contributed revenues of $623 million and segment income of $29 million for the period from November 13, 2025, to December 31, 2025.
If the closing of the MEG Acquisition had occurred on January 1, 2025, Cenovus's consolidated pro forma revenues and segment income for the year ended December 31, 2025, would have been $53.4 billion and $6.0 billion, respectively. These amounts were calculated using results from the acquired business adjusting them for additional DD&A that would be charged assuming the fair value adjustments to PP&E had applied from January 1, 2025, and differences in accounting policies. This pro forma information is not necessarily indicative of the results that would have been obtained if the MEG Acquisition had actually occurred on January 1, 2025.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

5. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2025	2024
Salaries and Benefits	282	269
Administrative and Other	339	399
Stock-Based Compensation Expense (Recovery) (Note 28)	191	126
	812	794

6. FINANCE COSTS, NET

For the years ended December 31,	2025	2024
Interest Expense – Short-Term Borrowings and Long-Term Debt	333	307
Net Premium (Discount) on Redemption of Long-Term Debt (1)	9	—
Interest Expense – Lease Liabilities (Note 17)	171	162
Unwinding of Discount on Decommissioning Liabilities (Note 23)	243	225
Other	40	35
Capitalized Interest	(86)	(45)
Finance Costs	710	684
Interest Income	(141)	(170)
	569	514
(1)Includes the premium on redemption, transaction costs and the amortization of associated fair value adjustments.

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2025	2024
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(312)	442
Other	(112)	108
Unrealized Foreign Exchange (Gain) Loss	(424)	550
Realized Foreign Exchange (Gain) Loss	63	(88)
	(361)	462

8. DIVESTITURES
A) 2025 Divestitures
On September 30, 2025, the Company divested its entire 50 percent interest in WRB, which was reported in the U.S. Refining segment, for proceeds of US$1.3 billion (C$1.9 billion) after closing adjustments. The before-tax gain of $119 million on divestiture reflects the difference between proceeds and the Company’s share of net assets of $3.0 billion and a cumulative foreign currency translation adjustment directly attributable to WRB of $1.3 billion (see Note 27) that was recycled upon divestiture.
The Company also closed the sale of certain Lloydminster thermal assets in the Oil Sands segment for total proceeds of $75 million in cash and variable consideration of $29 million, which resulted in a before-tax loss of $58 million.
B) 2024 Divestitures
The Company closed a transaction with Athabasca Oil Corporation (“Athabasca”), to create the jointly-controlled Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent equity interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million, reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca's share.
The Company also closed the sale of non-core assets in its Conventional segment for net proceeds of $39 million and recorded a before-tax gain of $51 million.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

9. IMPAIRMENT CHARGES AND REVERSALS
A) Upstream Cash-Generating Units
Impairment Charges
The Company tested CGUs with associated goodwill for impairment as at December 31, 2025, and 2024, and there were no impairments. No impairment indicators were identified for the remaining CGUs as at December 31, 2025, and December 31, 2024.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill were estimated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include expected future production volumes, quantity of reserves, forward commodity prices, and future development and operating expenses, all consistent with Cenovus’s IQREs, as well as discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using the IQRE forward prices and cost estimates as at December 31, 2025. All reserves were evaluated as at December 31, 2025, and December 31, 2024, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2025, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2026	2027	2028	2029	2030	Average Annual Increase Thereafter (percent)
WTI (1) (US$/bbl) (2)	59.92	65.10	70.28	71.93	73.37	2.00
WCS (3) (C$/bbl)	65.13	70.43	76.90	78.71	80.29	2.00
Condensate at Edmonton (C$/bbl)	80.01	86.19	92.83	95.04	96.94	2.00
Alberta Energy Company Natural Gas (C$/Mcf) (4)	3.00	3.30	3.49	3.58	3.65	2.00
(1)West Texas Intermediate (“WTI”).
(2)Barrel ("bbl").
(3)Western Canadian Select at Hardisty (“WCS”).
(4)One thousand cubic feet (“Mcf”).
The forward commodity prices as at December 31, 2024, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2025	2026	2027	2028	2029	Average Annual Increase Thereafter (percent)
WTI (US$/bbl)	71.58	74.48	75.81	77.66	79.22	2.00
WCS (C$/bbl)	82.69	84.27	83.81	85.70	87.45	2.00
Condensate at Edmonton (C$/bbl)	100.14	100.72	100.24	102.73	104.79	2.00
Alberta Energy Company Natural Gas (C$/Mcf)	2.36	3.33	3.48	3.69	3.76	2.00
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 13 percent (2024 – 14 percent).
Sensitivities
A one percent (2024 – one percent) increase in the discount rate or a five percent (2024 – five percent) decrease in forward commodity price estimates would not impact the results of the impairment tests performed.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
B) Downstream Cash-Generating Units
i) 2025 Impairment Charges and Reversals
As at December 31, 2025, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.
ii) 2024 Impairment Charges and Reversals
As at December 31, 2024, lower forward Chicago 3-2-1 crack spreads, net of RINs, that would result in lower margins for refined products was identified as an indicator of impairment for the Lima, Toledo and Wood River CGUs. As a result, these CGUs were tested for impairment.
The recoverable amounts of the Lima, Toledo and Wood River CGUs were in excess of their respective carrying amounts and no impairment was recorded. There were no indicators of impairment for the remaining downstream CGUs and no indicators of impairment reversal for the Superior and Borger CGUs.
Key Assumptions
The recoverable amount (Level 3) of each of the CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included refined product production, forward crude oil prices, forward crack spreads, net of RINs, future capital expenditures, future operating costs and discount rates. Forward prices were based on third-party consultant forecasts.
Crude Oil and Select Refining Benchmark Prices
As at December 31, 2024, the forward prices used to determine future cash flows were:

(US$/bbl)	2025	2026	2027	2028	2029
WTI	77.68	77.07	78.74	81.51	83.14
Differential WTI – WCS	(14.17)	(15.34)	(15.71)	(16.62)	(17.11)
Chicago 3-2-1 Crack Spread	20.01	21.97	22.60	23.87	24.66
Renewable Identification Numbers	6.79	7.31	8.05	8.69	9.03
Subsequent estimated cash flows were determined using a pricing growth rate between one percent and six percent up to the year 2034.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 15 percent and 16 percent based on the individual characteristics of the CGU and on the economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or in forward prices would have had on the impairment amount as at December 31, 2024, for the U.S. Refining CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	Five Percent Decrease in the Forward Prices
Lima and Wood River CGUs	214	619
For the Toledo CGU, a one percent increase in the discount rate or a five percent decrease in forward prices would not result in an impairment.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

10. INCOME TAXES
A) Income Tax Expense (Recovery)

For the years ended December 31,	2025	2024
Current Tax
Canada	540	1,141
United States	(1)	9
Asia Pacific	198	214
Other International	41	39
Total Current Tax Expense (Recovery)	778	1,403
Deferred Tax Expense (Recovery)	(231)	(474)
	547	929
The following table reconciles income taxes calculated at the consolidated combined federal and provincial Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2025	2024
Earnings (Loss) Before Income Tax	4,477	4,071
Canadian Statutory Rate (percent)	23.7	23.7
Expected Income Tax Expense (Recovery)	1,061	965
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	(37)	(34)
Non-Taxable Capital (Gains) Losses	(34)	45
Non-Recognition of Capital (Gains) Losses	(34)	45
Adjustments Arising From Prior Year Tax Filings	(37)	(31)
Recognition of U.S. Tax Basis	(54)	(77)
Cumulative Translation Adjustment	(298)	—
Other	(20)	16
Total Tax Expense (Recovery)	547	929
Effective Tax Rate (percent)	12.2	22.8
The effective tax rate for 2025 was 12.2 percent (2024 – 22.8 percent). The lower effective tax rate in 2025 is primarily attributable to the reclassification of the cumulative foreign currency translation adjustment associated with the WRB divestiture (see Note 8), which is not tax effected.
In 2024, the Global Minimum Tax Act was enacted in Canada to implement the new global minimum tax framework (“Pillar Two”), which is to be applied retroactively to fiscal periods beginning on or after December 31, 2023. The Company is subject to Pillar Two and has applied the mandatory temporary exemption of IAS 12, “Income Taxes” and in turn, has not recognized the impacts of Pillar Two in the deferred income tax calculation.
For the year ended December 31, 2025, Pillar Two taxes did not have a material impact on net earnings. The Company is not expecting a material impact from jurisdictions where the Company operates that have not enacted Pillar Two legislation.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
B) Deferred Income Tax Assets and Liabilities
The significant components of the Company's deferred income tax expense (recovery) for the years ended December 31, 2025, and December 31, 2024, and deferred income tax (assets) liabilities as at December 31, 2025, and December 31, 2024, are composed of the following:

	Deferred Income Tax Expense (Recovery)		Deferred Income Tax (Assets) Liabilities
	2025	2024	December 31, 2025	December 31, 2024
Property, Plant and Equipment, Net	(494)	(632)	6,825	5,255
Right-of-Use Assets, Net	(23)	76	520	470
Decommissioning Liabilities	(32)	(85)	(1,094)	(1,018)
Unused Tax Losses	336	240	(852)	(740)
Lease Liabilities	27	(70)	(743)	(683)
Compensation and Benefits	(20)	34	(140)	(118)
Other	(25)	(37)	(237)	(185)
Net Deferred Income Tax Expense (Recovery) and Liability	(231)	(474)	4,279	2,981
Change in Deferred Income Tax Balances

	2025	2024
Net Deferred Income Tax Liability, Beginning of Year	2,981	3,492
Recognized in Deferred Income Tax Expense (Recovery)	(231)	(474)
Recognized in Other Comprehensive Income	3	15
Foreign Currency Translation Adjustment	45	(52)
Recognized on Acquisitions	1,481	—
Net Deferred Income Tax Liability, End of Year	4,279	2,981
Deferred Income Tax in Other Comprehensive Income

For the years ended December 31,	2025	2024
Deferred Income Tax Expense (Recovery) in OCI (1)
Pension and Other Post-Retirement Benefits	5	5
Private Equity Instruments	(2)	10
	3	15
(1)Other comprehensive income (“OCI”).
The deferred income tax asset of $1.6 billion as at December 31, 2025 (December 31, 2024 – $1.1 billion) represents net deductible temporary differences in the U.S. jurisdiction, which have been fully recognized as the probability of realization is expected due to forecasted taxable income. No deferred tax liability was recognized as at December 31, 2025, or December 31, 2024, on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.
C) Tax Pools
The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2025	2024
Canada	12,135	10,086
United States	8,730	9,905
Asia Pacific	338	351
	21,203	20,342
As at December 31, 2025, the above tax pools included $38 million (December 31, 2024 – $197 million) of Canadian federal non-capital losses that expire no earlier than 2033, and $3.6 billion (December 31, 2024 – $3.0 billion) of U.S. federal net operating losses that have an indefinite carry forward period.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
As at December 31, 2025, the Company had Canadian net capital losses totaling $96 million (December 31, 2024 – $85 million), which are available for carry forward to reduce future capital gains. The Company has not recognized $210 million (December 31, 2024 – $362 million) of deductible temporary differences associated with unrealized foreign exchange losses on its U.S. denominated debt.

11. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the years ended December 31,	2025	2024
Net Earnings (Loss)	3,930	3,142
Effect of Cumulative Dividends on Preferred Shares	(14)	(36)
Net Earnings (Loss) – Basic	3,916	3,106
Effect of Stock-Based Compensation	(1)	3
Net Earnings (Loss) – Diluted	3,915	3,109

Basic – Weighted Average Number of Shares (thousands)	1,809,902	1,850,193
Dilutive Effect of Warrants	2,782	4,483
Dilutive Effect of Stock-Based Compensation	7,177	8,540
Diluted – Weighted Average Number of Shares (thousands)	1,819,861	1,863,216

Net Earnings (Loss) Per Common Share – Basic ($)	2.16	1.68
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	2.15	1.67
(1)For the year ended December 31, 2025, 9.0 million common shares (2024 – 9.8 million) related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends

	2025		2024
For the years ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.780	1,423	0.680	1,255
Variable Dividends	—	—	0.135	251
Total Common Share Dividends Declared and Paid	0.780	1,423	0.815	1,506
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 18, 2026, the Company’s Board of Directors declared a first quarter base dividend of $0.200 per common share, payable on March 31, 2026, to common shareholders of record as at March 13, 2026.
C) Preferred Share Dividends

For the years ended December 31,	2025	2024
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	1	2
Series 3 First Preferred Shares	—	12
Series 5 First Preferred Shares	2	9
Series 7 First Preferred Shares	4	6
Total Preferred Share Dividends Declared	14	36
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the year ended December 31, 2025, the Company paid $14 million in preferred share dividends (December 31, 2024 – $45 million).
On February 18, 2026, the Company’s Board of Directors declared first quarter preferred share dividends of $2 million payable on March 31, 2026, to preferred shareholders of record as at March 13, 2026.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

12. CASH AND CASH EQUIVALENTS

As at December 31,	2025	2024
Cash	1,963	2,723
Short-Term Investments	777	370
	2,740	3,093
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less.

13. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2025	2024
Trade and Accruals	3,046	2,378
Prepaids and Deposits	260	187
Joint Operations Receivables	36	40
Other	93	9
	3,435	2,614

14. INVENTORIES

As at December 31,	2025	2024
Product
Crude Oil	1,643	2,297
Diluent	548	401
Natural Gas and NGLs	55	77
Refined Products	631	1,176
Total Product	2,877	3,951
Parts and Supplies	472	545
	3,349	4,496
For the year ended December 31, 2025, approximately $36.6 billion of produced and purchased inventory, excluding DD&A, was recorded as an expense (2024 – approximately $42.8 billion).
As at December 31, 2025, and December 31, 2024, the Company had no product inventory write-downs.

15. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2023	738
Acquisitions	7
Additions	65
Transfer to PP&E (Note 16)	(285)
Write-downs (1)	(37)
Change in Decommissioning Liabilities	(5)
Exchange Rate Movements and Other	1
As at December 31, 2024	484
(1)For the year ended December 31, 2024, previously capitalized E&E costs of $37 million in the Offshore segment, was written off as exploration expense, as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

Total
As at December 31, 2024	484
Acquisitions (Note 4)	174
Additions	87
Transfer to PP&E (Note 16)	(145)
Write-downs (1)	(25)
Exchange Rate Movements and Other	—
As at December 31, 2025	575
(1)For the year ended December 31, 2025, previously capitalized E&E costs of $4 million and $21 million in the Oil Sands and Conventional segments, respectively, were written off as exploration expense, as the carrying value was not considered to be recoverable.

16. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	15	—	—	—	15
Additions	4,215	3	661	71	4,950
Transfer from E&E (Note 15)	285	—	—	—	285
Change in Decommissioning Liabilities	312	2	4	(5)	313
Divestitures (Note 8)	(270)	—	—	(1)	(271)
Exchange Rate Movements and Other (2)	108	3	890	2	1,003
As at December 31, 2024	52,090	280	14,325	1,975	68,670
Acquisitions (Note 4)	9,990	—	—	—	9,990
Additions	4,244	4	543	29	4,820
Transfer from E&E (Note 15)	145	—	—	—	145
Change in Decommissioning Liabilities	184	(1)	1	(4)	180
Divestitures (Note 8)	(593)	—	(7,243)	(18)	(7,854)
Exchange Rate Movements and Other (2)	(493)	(8)	(479)	(23)	(1,003)
As at December 31, 2025	65,567	275	7,147	1,959	74,948

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	3,949	11	539	81	4,580
Divestitures (Note 8)	(208)	—	—	—	(208)
Exchange Rate Movements and Other (2)	133	1	469	2	605
As at December 31, 2024	21,849	141	6,675	1,437	30,102
Depreciation, Depletion and Amortization	4,154	11	617	79	4,861
Divestitures (Note 8)	(408)	—	(4,195)	(8)	(4,611)
Exchange Rate Movements and Other (2)	(387)	(9)	(263)	(5)	(664)
As at December 31, 2025	25,208	143	2,834	1,503	29,688

CARRYING VALUE
As at December 31, 2024	30,241	139	7,650	538	38,568
As at December 31, 2025	40,359	132	4,313	456	45,260
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)Includes derecognition of fully depreciated and depleted assets no longer owned by Cenovus of $362 million (2024 – $6 million).

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Assets Under Construction
PP&E includes the following amounts in respect of assets under construction that are not subject to DD&A:

As at December 31,	2025	2024
Crude Oil and Natural Gas Properties	2,268	3,359
Refining Assets	147	400
	2,415	3,759

17. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2023	588	1,964	161	70	2,783
Additions	2	317	—	51	370
Exchange Rate Movements and Other	2	111	17	4	134
As at December 31, 2024	592	2,392	178	125	3,287
Acquisitions (Note 4)	9	292	—	—	301
Additions	8	153	—	15	176
Modifications	4	143	1	2	150
Divestitures (Note 8)	(1)	(175)	(23)	(9)	(208)
Exchange Rate Movements and Other	(1)	(170)	(8)	(11)	(190)
As at December 31, 2025	611	2,635	148	122	3,516

ACCUMULATED DEPRECIATION
As at December 31, 2023	156	863	65	19	1,103
Depreciation	35	198	21	37	291
Exchange Rate Movements and Other	2	(62)	8	(5)	(57)
As at December 31, 2024	193	999	94	51	1,337
Depreciation	35	248	11	37	331
Divestitures (Note 8)	(1)	(144)	(8)	(9)	(162)
Exchange Rate Movements and Other	(4)	(126)	(5)	(8)	(143)
As at December 31, 2025	223	977	92	71	1,363

CARRYING VALUE
As at December 31, 2024	399	1,393	84	74	1,950
As at December 31, 2025	388	1,658	56	51	2,153
(1)Includes a pipeline, storage tanks, terminals, railcars, vessels, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
B) Lease Liabilities

	2025	2024
Lease Liabilities, Beginning of Year	2,927	2,658
Acquisitions (Note 4)	366	—
Additions	174	363
Interest Expense (Note 6)	171	162
Lease Payments	(521)	(461)
Divestitures (Note 8)	(39)	—
Modifications	150	91
Exchange Rate Movements and Other	(53)	114
Lease Liabilities, End of Year	3,175	2,927
Less: Current Portion	369	359
Long-Term Portion	2,806	2,568
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The Company has variable lease payments related to property taxes for real estate contracts. The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

18. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. On September 30, 2025, Cenovus divested its entire 50 percent interest in WRB in the U.S. Refining segment, which was a jointly controlled entity with Phillips 66 (see Note 8).
B) Joint Ventures
Husky-CNOOC Madura Limited
The Company holds a 40 percent interest in the jointly-controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture is recorded in (income) loss from equity-accounted affiliates.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the years ended December 31,	2025	2024
Revenue	646	736
Expenses	610	605
Net Earnings (Loss)	36	131
Balance Sheet

As at December 31,	2025	2024
Current Assets (1)	270	441
Non-Current Assets	1,227	1,594
Current Liabilities	82	188
Non-Current Liabilities	868	1,046
Net Assets	547	801
(1)Includes cash and cash equivalents of $82 million (December 31, 2024 – $108 million).
For the year ended December 31, 2025, the Company’s share of income from the equity-accounted affiliate was $31 million (2024 – $53 million). As at December 31, 2025, the carrying amount of the Company’s share of net assets was $202 million (December 31, 2024 – $294 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the year ended December 31, 2025, the Company received $94 million in distributions from HCML (2024 – $107 million) and paid $nil in contributions (2024 – $nil).

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Other Joint Ventures
The Company has interests in a number of individually immaterial joint ventures, which include HMLP and Duvernay. The Company’s aggregate share of equity investment income (loss) related to these joint ventures are recorded in (income) loss from equity-accounted affiliates.
Summarized aggregate financial information is shown below:

For the years ended December 31,	2025	2024
Cenovus's Share of Net Earnings (Loss)	(26)	(16)
Cenovus's Share of Other Comprehensive Income (Loss)	—	(2)
Cenovus's Share of Total Comprehensive Income (Loss)	(26)	(18)
The Company's share of equity investment income related to HMLP, in excess of the cumulative unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $58 million as at December 31, 2025 (2024 – $48 million) related to HMLP.
For the year ended December 31, 2025, the Company received $40 million in distributions from HMLP (2024 – $65 million) and paid $2 million in contributions (2024 – $51 million).
As at December 31, 2025, the aggregate carrying value of the Company's investment in these joint ventures was $93 million (December 31, 2024 – $105 million).

19. OTHER ASSETS

As at December 31,	2025	2024
Private Equity Investments (Note 31)	193	219
Precious Metals	54	92
Long-Term Receivables and Prepaids	130	68
Net Investment in Finance Leases	64	61
Intangible Assets	23	11
	464	451

20. GOODWILL

	2025	2024
Carrying Value, Beginning of Year	2,923	2,923
Goodwill Disposed	(11)	—
Carrying Value, End of Year	2,912	2,923
The carrying amount of goodwill is allocated to the following CGUs:

As at December 31,	2025	2024
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	640	651
	2,912	2,923

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2025	2024
Trade and Accruals	5,502	5,907
Joint Operations Payable	66	110
Employee Long-Term Incentives	163	132
Interest	80	72
Provisions for Onerous and Unfavourable Contracts	26	11
Other	10	10
	5,847	6,242

22. DEBT AND CAPITAL STRUCTURE
For the year ended December 31, 2025, the annualized weighted average interest rate on outstanding debt, including the Company’s proportionate share of short-term borrowings, was 4.5 percent (2024 – 4.5 percent).
A) Short-Term Borrowings

As at December 31,	Notes	2025	2024
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	173
Total Debt Principal		—	173
i) Uncommitted Demand Facilities
As at December 31, 2025, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2024 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2025, there were outstanding letters of credit aggregating to $341 million (December 31, 2024 – $355 million) and no direct borrowings (December 31, 2024 – $nil).
ii) WRB Uncommitted Demand Facilities
On September 30, 2025, Cenovus completed the divestiture of its entire 50 percent interest in WRB, which included the Company’s proportionate share of the WRB uncommitted demand facilities outstanding of US$225 million (C$313 million) (see Note 8). Cenovus’s proportionate share of the WRB uncommitted demand facilities outstanding as at December 31, 2024, was US$120 million (C$173 million).
B) Long-Term Debt

As at December 31,	Notes	2025	2024
Committed Credit Facility	i	—	—
Term Loan Facility	ii	2,700	—
U.S. Dollar Denominated Senior Unsecured Notes	iii	5,887	5,470
Canadian Dollar Senior Unsecured Notes	iii	2,450	2,000
Total Debt Principal		11,037	7,470
Debt Premiums (Discounts), Net, and Transaction Costs		(5)	64
Long-Term Debt		11,032	7,534
Less: Current Portion		—	192
Long-Term Portion		11,032	7,342
i) Committed Credit Facility
On September 19, 2025, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. As at December 31, 2025, the committed credit facility consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at December 31, 2025, no amount was drawn on the credit facility (December 31, 2024 – $nil).
The committed credit facility may include Canadian Overnight Repo Rate Average (“CORRA”) loans, Secured Overnight Financing Rate (“SOFR”) loans, prime rate loans and U.S. Base Rate (“USBR”) loans.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
ii) Term Loan Facility
Cenovus obtained a $2.7 billion term loan facility maturing on February 28, 2029, to fund a portion of the cash consideration for the MEG Acquisition (see Note 4). The term loan facility is unsecured and bears interest at the CORRA, SOFR, prime lending rate or USBR, as selected by the Company, plus the applicable pricing margins, which vary based on the Company’s credit rating.
iii) U.S. Dollar Denominated and Canadian Dollar Denominated Senior Unsecured Notes
Upon maturity on July 15, 2025, the Company repaid its 5.38 percent senior unsecured notes with a principal of US$133 million, in full.
Upon closing of the MEG Acquisition, the Company assumed MEG’s U.S. dollar senior unsecured notes with a fair value of $843 million (notional value – US$600 million) (see Note 4). The notes were subsequently redeemed on December 1, 2025, in full.
On November 20, 2025, the Company closed public offerings in Canada and the U.S. of senior unsecured notes of $2.6 billion, composed of $650 million 4.25 percent notes due in 2033, $550 million 4.60 percent notes due in 2035, US$500 million 4.65 percent notes due in 2031 and US$500 million 5.40 percent notes due in 2036.
On December 1, 2025, the Company redeemed its 4.25 percent senior unsecured notes with a principal of US$373 million, in full. On December 22, 2025, the Company redeemed its 3.60 percent senior unsecured notes with a principal of $750 million, in full. For the year ended December 31, 2025, a premium on redemption, net of amortization costs, of $9 million was recorded in finance costs.
The principal amounts of the Company’s outstanding senior unsecured notes are:

	2025		2024
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Senior Unsecured Notes
5.38% due July 15, 2025	—	—	133	192
4.25% due April 15, 2027	—	—	373	537
4.40% due April 15, 2029	183	250	183	262
4.65% due March 20, 2031	500	685	—	—
2.65% due January 15, 2032	500	685	500	720
5.40% due March 20, 2036	500	685	—	—
5.25% due June 15, 2037	333	457	333	479
6.80% due September 15, 2037	191	262	191	275
6.75% due November 15, 2039	652	894	652	938
4.45% due September 15, 2042	91	125	91	131
5.20% due September 15, 2043	27	37	27	39
5.40% due June 15, 2047	569	779	569	818
3.75% due February 15, 2052	750	1,028	750	1,079
	4,296	5,887	3,802	5,470
Canadian Dollar Senior Unsecured Notes
3.60% due March 10, 2027		—		750
3.50% due February 7, 2028		1,250		1,250
4.25% due March 20, 2033		650		—
4.60% due November 20, 2035		550		—
		2,450		2,000
Total Senior Unsecured Notes		8,337		7,470
As at December 31, 2025, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility and term loan facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is below this limit.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
C) Mandatory Debt Payments

	U.S. Dollar Senior Unsecured Notes		Canadian Dollar Senior Unsecured Notes	Term Loan Facility	Total
As at December 31, 2025	US$ Principal	C$ Principal Equivalent	C$ Principal	C$ Principal	C$ Principal and Equivalent
2026	—	—	—	—	—
2027	—	—	—	—	—
2028	—	—	1,250	—	1,250
2029	183	250	—	2,700	2,950
2030	—	—	—	—	—
Thereafter	4,113	5,637	1,200	—	6,837
	4,296	5,887	2,450	2,700	11,037
D) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
On November 28, 2025, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2028. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.
To provide the Company with additional flexibility in managing liquidity and optimizing working capital, Cenovus leverages uncommitted receivables purchase agreements (the “Receivables Purchase Agreements”) with financial institutions, which may be used from time to time as part of the Company's working capital management strategy. The Receivables Purchase Agreements, when utilized, provide the Company with the ability, at its discretion, to sell interests in certain trade and accrued receivables. Transactions under the Receivables Purchase Agreements are structured such that the Company retains ongoing involvement with the receivables, including servicing activities, and continues to reflect the related receivables on its consolidated balance sheets. As at December 31, 2025, there were no transactions executed under the Receivables Purchase Agreements.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Net Debt to Adjusted EBITDA

As at December 31,	2025	2024
Short-Term Borrowings	—	173
Current Portion of Long-Term Debt	—	192
Long-Term Portion of Long-Term Debt	11,032	7,342
Total Debt	11,032	7,707
Less: Cash and Cash Equivalents	(2,740)	(3,093)
Net Debt	8,292	4,614

Net Earnings (Loss)	3,930	3,142
Add (Deduct):
Finance Costs, Net	569	514
Income Tax Expense (Recovery)	547	929
Depreciation, Depletion and Amortization	5,192	4,871
Exploration and Evaluation Asset Write-downs	25	37
(Income) Loss From Equity-Accounted Affiliates	(53)	(66)
Unrealized (Gain) Loss on Risk Management	(15)	12
Foreign Exchange (Gain) Loss, Net	(361)	462
(Gain) Loss on Divestiture of Assets	(87)	(119)
Re-measurement of Contingent Payments	—	30
Other (Income) Loss, Net	(115)	(55)
Adjusted EBITDA (1)	9,632	9,757

Net Debt to Adjusted EBITDA (times)	0.9	0.5
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2025	2024
Net Debt	8,292	4,614

Cash From (Used in) Operating Activities	8,228	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(280)	(234)
Net Change in Non-Cash Working Capital	(363)	1,305
Adjusted Funds Flow (1)	8,871	8,164

Net Debt to Adjusted Funds Flow (times)	0.9	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2025	2024
Net Debt	8,292	4,614
Shareholders’ Equity	31,622	29,754
Capitalization	39,914	34,368

Net Debt to Capitalization (percent)	21	13

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

23. DECOMMISSIONING LIABILITIES

	2025	2024
Decommissioning Liabilities, Beginning of Year	4,534	4,155
Liabilities Acquired (Note 4)	267	—
Liabilities Incurred	269	24
Liabilities Settled	(280)	(234)
Change in Estimated Future Cash Flows	54	276
Change in Discount Rates	(143)	132
Unwinding of Discount on Decommissioning Liabilities (Note 6)	243	225
Liabilities Disposed (Note 8)	(61)	(72)
Exchange Rate Movements and Other	(11)	28
Decommissioning Liabilities, End of Year	4,872	4,534
As at December 31, 2025, the undiscounted amount of estimated future cash flows required to settle the obligation is $17.7 billion (December 31, 2024 – $15.6 billion). Most of these obligations are not expected to be paid for several years, or decades, and will be funded through general resources when they become due. The Company plans to settle approximately $222 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates. These obligations were discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2024 – 5.2 percent) and assumes an inflation rate of two percent (December 31, 2024 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2025, the Company had $256 million in long-term restricted cash (December 31, 2024 – $241 million).
Sensitivities
Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	Sensitivity	2025		2024
As at December 31,	Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(548)	669	(487)	595
Inflation Rate	± one percent	685	(567)	615	(507)

24. OTHER LIABILITIES

As at December 31,	2025	2024
Renewable Volume Obligation, Net (1)	235	284
Pension and Other Post-Employment Benefit Plan	260	269
Employee Long-Term Incentives	169	96
Provisions for Onerous and Unfavourable Contracts	83	66
Provision for West White Rose Expansion Project	—	54
Other	142	150
	889	919
(1)The gross amounts of the renewable volume obligation (“RVO”) and RINs asset were $853 million and $618 million, respectively (December 31, 2024 – $652 million and $368 million, respectively).

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

25. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Company provides the majority of employees with a defined contribution pension plan (“DC Pension Plan”). The Company also provides other post-employment benefit (“OPEB”) plans to retirees and sponsors defined benefit pension plans in Canada and the U.S. (together, the “DB Pension Plan”).
The DB Pension Plan provides pension benefits at retirement based on years of service and final average earnings. In Canada, future enrollment is limited to a small group of eligible employees who may elect to move from the defined contribution component to the defined benefit component for their future service. In the U.S., the defined benefit pension is closed to new members. The Company’s OPEB plans provides certain retired employees with health care and dental benefits.
The Company is required to file actuarial valuations of its registered defined benefit pension plans with regulators on a periodic basis. The most recently filed valuation for the Canadian defined benefit pension plan was dated December 31, 2023, and the next required actuarial valuation will be as at December 31, 2026. The most recently filed valuation for the U.S. defined benefit pension plan was dated January 1, 2025, and the next required actuarial valuation was dated January 1, 2026.
A) Plan Obligations, Assets and Funded Status

	DB Pension Plan		OPEB Plans
	2025	2024	2025	2024
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	214	202	252	249
Current Service Costs	16	14	7	2
Interest Costs (1)	10	9	12	12
Benefits Paid	(13)	(12)	(8)	(9)
Plan Participant Contributions	3	3	—	—
Re-measurements:
(Gains) Losses From Experience Adjustments	(1)	—	(3)	1
(Gains) Losses From Changes in Financial Assumptions	(5)	(3)	(2)	(6)
Exchange Rate Movements and Other	(1)	1	(2)	3
Defined Benefit Obligation, End of Year	223	214	256	252

Plan Assets
Fair Value of Plan Assets, Beginning of Year	201	178	—	—
Employer Contributions	12	11	8	9
Plan Participant Contributions	3	3	—	—
Benefits Paid	(13)	(12)	(8)	(9)
Interest Income (1)	10	8	—	—
Re-measurements:
Return on Plan Assets Excluding Interest Income	11	11	—	—
Exchange Rate Movements and Other	(1)	2	—	—
Fair Value of Plan Assets, End of Year	223	201	—	—

Defined Benefit Pension and OPEB Asset (Liability) (2)	—	(13)	(256)	(252)
(1)Based on the discount rate of the defined benefit obligation at the beginning of the year.
(2)Liabilities for the DB Pension Plan and OPEB plans are included in other liabilities.
The weighted average duration of the obligations for the DB Pension Plan and OPEB plans are 15 years and 13 years, respectively.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
B) Costs

	DB Pension Plan and DC Pension Plan		OPEB Plans
For the years ended December 31,	2025	2024	2025	2024
Defined Benefit Plan Cost
Current Service Costs	16	14	7	2
Net Interest Costs	—	1	12	12
Re-measurements:
Return on Plan Assets Excluding Interest Income	(11)	(11)	—	—
(Gains) Losses From Experience Adjustments	(1)	—	(3)	1
(Gains) Losses From Changes in Financial Assumptions	(5)	(3)	(2)	(6)
Defined Benefit Plan Cost (Recovery)	(1)	1	14	9
Defined Contribution Plan Cost (1)	113	107	—	—
Total Plan Cost	112	108	14	9
(1)Includes defined contribution and U.S. 401(k) plans.
C) Investment Objectives and Fair Value of Plan Assets
The objective of the asset allocation is to manage the funded status of the DB Pension Plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns, and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark composed of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints that reduce risk by limiting exposure to individual equity investment and credit rating categories.
The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced as necessary. The Canadian defined benefit pension plan and U.S. defined benefit pension plan are managed independently of each other and, accordingly, the target asset allocation is reflective of their different liability profiles. The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.
The fair value of the DB Pension Plan assets, as represented by fair value hierarchy levels, are as follows:

As at December 31,	2025	2024
Level 1 – Cash and Cash Equivalents	4	3
Level 2 – Equity and Fixed Income Funds	206	185
Level 3 – Real Estate Funds and Other	13	13
	223	201
The DB Pension Plan does not hold any direct investment in Cenovus common shares or preferred shares.
D) Funding
The DB Pension Plan is funded in accordance with applicable pension legislation. Contributions are made to trust funds administered by independent trustees. The Company’s contributions to the DB Pension Plan are based on the most recent actuarial valuations and the direction of the Management Pension Committees and Human Resources and Compensation Committee of the Board of Directors.
Employees participating in the Canadian defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. In the year ended December 31, 2026, the Company expects to contribute $12 million to the DB Pension Plan.
The OPEB plans are funded on an as required basis. For the year ended December 31, 2026, the Company expects to contribute $12 million to the OPEB plans.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
E) Actuarial Assumptions and Sensitivities
Actuarial Assumptions
The principal weighted average actuarial assumptions used to determine benefit obligations are as follows:

	Defined Benefit Plan		OPEB Plans
For the years ended December 31,	2025	2024	2025	2024
Discount Rate (percent)	4.93	4.65	5.02	4.85
Future Salary Growth Rate (percent)	3.94	3.95	N/A	N/A
Average Longevity (years)	88.5	88.4	88.5	88.4
Health Care Cost Trend Rate (percent)	N/A	N/A	5.45	5.24
Discount rates are based on market yields for high quality corporate debt instruments with maturity terms equivalent to the benefit obligations.
Sensitivities
The sensitivity of the DB Pension Plan and OPEB plan obligations to a one percent change in future salary growth rate, health care cost trend rate, or a one year change in assumed life expectancy is nominal. The sensitivity analysis below shows the impact that a one percent change in the discount rate, while holding all other assumptions constant, would have on the DP Pension Plan and OPEB plan obligations:

	2025		2024
As at December 31,	Increase	Decrease	Increase	Decrease
Discount Rate	(57)	69	(56)	69
Actual experience may result in a number of assumptions changing simultaneously, and the changes in some assumptions may be correlated. When calculating the sensitivity of the DB Pension Plan and the OPEB plan obligations to significant actuarial assumptions, the same methodologies have been applied as when valuing the obligations to be recognized on the Consolidated Balance Sheets.

26. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	2025		2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,825,038	15,659	1,871,868	16,031
Issued Under the MEG Acquisition, Net of Issuance Costs (Note 4)	143,935	3,667	—	—
Issued Upon Exercise of Warrants	2,471	24	3,982	39
Issued Under Stock Option Plans	1,394	20	5,049	68
Purchase of Common Shares under NCIB	(89,438)	(771)	(55,861)	(479)
Outstanding, End of Year	1,883,400	18,599	1,825,038	15,659
As at December 31, 2025, there were 24.9 million common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
C) Normal Course Issuer Bid
For the year ended December 31, 2025, the Company purchased and cancelled 89.4 million common shares (2024 – 55.9 million) through the NCIB. The shares were purchased at a volume weighted average price of $21.87 per common share (2024 – $25.38) for a total of $2.0 billion (2024 – $1.4 billion). Paid in surplus representing the retained earnings prior to the split with Encana Corporation, now known as Ovintiv Inc. (“Ovintiv”), was reduced in full by $541 million. Retained earnings was then reduced by $683 million. The cumulative reduction to paid in surplus and retained earnings was $1.2 billion, which relates to the excess of the purchase price of the common shares over their average carrying value and share buyback tax of $38 million.
For the year ended December 31, 2024, paid in surplus was reduced by $966 million, representing the excess of the purchase price of the common shares over their average carrying value of $939 million and share buyback tax of $27 million.
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
From January 1, 2026, to February 13, 2026, the Company purchased an additional 5.0 million common shares for $126 million. As at February 13, 2026, the Company can further purchase up to 107.9 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	2025		2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,000	43	—	—
Purchase of Common Shares Under Employee Benefit Plan	7,100	155	2,000	43
Distributed Under Employee Benefit Plan	(3,842)	(82)	—	—
Outstanding, End of Year	5,258	116	2,000	43
Paid in surplus was reduced by $6 million, representing the difference between the long-term incentive obligation and the weighted average carrying value of the treasury shares on settlement.
E) Issued and Outstanding – Preferred Shares
First Preferred Shares

	2025		2024
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	26,000	356	36,000	519
Preferred Shares Redeemed	(14,000)	(243)	(10,000)	(163)
Outstanding, End of Year	12,000	113	26,000	356
On March 31, 2025, and June 30, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company's series 5 preferred shares and all 6.0 million of the Company's series 7 preferred shares, respectively. The preferred shares were redeemed at a price of $25.00 per share for a total of $350 million. Paid in surplus was reduced by $107 million, representing the excess of the purchase price of the preferred shares over their carrying value.
On December 31, 2024, Cenovus exercised its right to redeem all 10.0 million of the Company’s series 3 preferred shares at a price of $25.00 per share for a total of $250 million. Paid in surplus was reduced by $87 million, representing the excess of the purchase price of the series 3 preferred shares over their carrying value.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
The Company had the following preferred shares outstanding as at December 31, 2025:

As at December 31, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	3.95	1,260
(1)The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025 (December 31, 2023, to March 30, 2024 – 6.77 percent); 4.57 percent from March 31, 2025, to June 29, 2025 (March 31, 2024, to June 29, 2024 – 6.71 percent); 4.37 percent from June 30, 2025, to September 29, 2025 (June 30, 2024, to September 29, 2024 – 6.60 percent); and 4.39 percent from September 30, 2025, to December 30, 2025 (September 30, 2024, to December 30, 2024 – 5.94 percent).
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares should the Company elect to not redeem the shares. On March 31, 2026, and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent. For the series 2 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent.
Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2025 (December 31, 2024 – nil).
F) Issued and Outstanding – Warrants

	2025		2024
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	3,643	12	7,625	25
Exercised	(2,471)	(8)	(3,982)	(13)
Outstanding, End of Year	1,172	4	3,643	12
The exercise price of the warrants was $6.54 per share. The warrants expired on January 1, 2026.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
G) Paid in Surplus

	Retained Earnings Prior to Ovintiv Split	Stock-Based Compensation	Total
As at December 31, 2023	1,707	295	2,002
Common Shares Issued on Exercise of Stock Options	—	(16)	(16)
Purchase of Common Shares Under NCIB	(966)	—	(966)
Preferred Shares Redeemed	(87)	—	(87)
Stock-Based Compensation Expense	—	11	11
As at December 31, 2024	654	290	944
Common Shares Issued on Exercise of Stock Options	—	(4)	(4)
Purchase of Common Shares Under NCIB	(541)	—	(541)
Common Shares Issued Under Employee Benefit Plan	(6)	—	(6)
Preferred Shares Redeemed	(107)	—	(107)
Stock-Based Compensation Expense	—	12	12
As at December 31, 2025	—	298	298

27. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	19	81	1,020	1,120
Income Tax (Expense) Recovery	(5)	(10)	—	(15)
As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	22	(27)	(643)	(648)
Reclassification on Divestiture (Note 8)	—	—	(1,261)	(1,261)
Income Tax (Expense) Recovery	(5)	2	—	(3)
As at December 31, 2025	86	131	184	401

28. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”).
A) Employee Stock Options
Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.
Options issued by the Company have associated NSRs. The NSR, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus's common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.
The NSRs vest and expire under the same terms and conditions of the underlying option.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Stock Options With Associated Net Settlement Rights
The weighted average unit fair value of NSRs granted during the year ended December 31, 2025, was $2.64 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate (percent)	2.61
Expected Dividend Yield (percent)	3.60
Expected Volatility (1) (percent)	20.65
Expected Life (years)	5.30
(1)Expected volatility has been based on historical share volatility of the Company.
For the year ended December 31, 2025, 328 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and settled for 328 thousand common shares.

	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
For the year ended December 31, 2025	(thousands)	($/unit)
Outstanding, Beginning of Year	8,653	17.83
Granted	4,389	20.42
Exercised	(1,384)	11.70
Forfeited	(568)	20.77
Expired	(228)	22.99
Outstanding, End of Year	10,862	19.40

	Outstanding			Exercisable
As at December 31, 2025	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
Range of Exercise Price ($/unit)	(thousands)	(years)	($/unit)	(thousands)	($/unit)
5.00 to 9.99	916	2.14	8.69	916	8.69
10.00 to 14.99	1,246	0.93	11.69	1,246	11.69
15.00 to 19.99	1,398	3.19	19.86	1,376	19.88
20.00 to 24.99	7,083	5.58	21.81	1,279	23.86
25.00 to 29.99	219	5.49	27.18	66	27.18
	10,862	4.45	19.40	4,883	16.83
Cenovus Replacement Stock Options
For the year ended December 31, 2025, 317 thousand Cenovus replacement stock options with a weighted average exercise price of $3.54 were exercised and net settled for cash, and 12 thousand Cenovus replacement stock options were exercised with a weighted average price of $3.54 and settled for 10 thousand common shares.
As at December 31, 2025, no Cenovus replacement stock options were outstanding.
B) Performance Share Units
Cenovus granted PSUs to certain employees under its Performance Share Unit Plan for Employees. The PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. PSUs granted under the Performance Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.
The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.
The Company has recorded a liability of $128 million as at December 31, 2025, (December 31, 2024 – $80 million) for PSUs based on the market value of Cenovus’s common shares at the end of the year. PSUs are paid out upon vesting and, as a result, the intrinsic value was $nil as at December 31, 2025.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

Number of Performance Share Units
For the year ended December 31, 2025	(thousands)
Outstanding, Beginning of Year	7,210
Granted	3,365
Vested and Paid Out	(2,305)
Forfeited	(1,016)
Units Granted in Lieu of Base Dividends	275
Outstanding, End of Year	7,529
C) Restricted Share Units
Cenovus granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest over three years. RSUs granted under the Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.
In connection with the MEG Acquisition, the Company assumed all outstanding MEG restricted share awards that were not accelerated at closing. The MEG restricted share awards continue to be governed by and are subject to the terms and conditions of the corresponding legacy MEG plans, which were assumed by Cenovus. No additional share awards will be granted under the legacy MEG plans. As at December 31, 2025, 1,748 thousand restricted share units were outstanding under the legacy MEG plans.
The Company recorded a liability of $161 million as at December 31, 2025, (December 31, 2024 – $105 million) for RSUs based on the market value of Cenovus’s common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2025.

Number of Restricted Share Units
For the year ended December 31, 2025	(thousands)
Outstanding, Beginning of Year	8,148
Granted	4,358
Assumed Pursuant to the MEG Acquisition (Note 4)	2,630
Vested and Paid Out	(2,828)
Forfeited	(928)
Units Granted in Lieu of Base Dividends	383
Outstanding, End of Year	11,763
D) Deferred Share Units
Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25, 50, 75 or 100 percent of their annual bonus award into DSUs. DSUs vest immediately, are settled in cash and are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
The Company recorded a liability of $43 million as at December 31, 2025 (December 31, 2024 – $38 million) for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

Number of Deferred Share Units
For the year ended December 31, 2025	(thousands)
Outstanding, Beginning of Year	1,761
Granted to Directors	186
Granted	187
Units Granted in Lieu of Base Dividends	71
Redeemed	(371)
Outstanding, End of Year	1,834
E) Total Stock-Based Compensation

For the years ended December 31,	2025	2024
Stock Options With Associated Net Settlement Rights	10	12
Cenovus Replacement Stock Options	(1)	1
Performance Share Units	96	48
Restricted Share Units	76	60
Deferred Share Units	10	5
Total Stock-Based Compensation Expense (Recovery)	191	126

29. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2025	2024
Salaries, Bonuses and Other Short-Term Employee Benefits	1,541	1,526
Pension and Post-Employment Benefits	130	119
Stock-Based Compensation (Note 28)	191	126
Termination Benefits	110	41
	1,972	1,812

30. RELATED PARTY TRANSACTIONS
A) Key Management Compensation
Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2025	2024
Salaries, Director Fees and Other Short-Term Benefits	44	47
Pension and Post-Employment Benefits	3	4
Stock-Based Compensation	60	48
Termination Benefits	11	11
	118	110
B) Other Related Party Transactions
The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

For the years ended December 31,	2025	2024
Revenues from Construction and Management Services	164	155
Transportation Expenses	258	278

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

31. FINANCIAL INSTRUMENTS
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2025, the carrying value of Cenovus’s long-term debt was $11.0 billion and the fair value was $10.6 billion (December 31, 2024 carrying value – $7.5 billion, fair value – $6.9 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	2025	2024
Fair Value, Beginning of Year	219	131
Acquisitions	6	7
Transfer to Investments in Equity-Accounted Affiliates	(5)	—
Changes in Fair Value	(27)	81
Fair Value, End of Year	193	219
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), and other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	2025			2024
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas and Refined Products	27	30	(3)	9	10	(1)
Power Contracts	2	—	2	6	—	6
Renewable Power Contracts	17	6	11	5	—	5
Foreign Exchange Rate Contracts	—	—	—	—	3	(3)
	46	36	10	20	13	7

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2025	2024
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(1)	2
Level 3 – Prices Sourced From Partially Unobservable Data	11	5
	10	7
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

	2025	2024
Fair Value of Contracts, Beginning of Year	7	12
Change in Fair Value of Contracts in Place at Beginning of Year	2	(20)
Change in Fair Value of Contracts Entered Into During the Year	23	(30)
Fair Value of Contracts Realized During the Year	(22)	46
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	—	(1)
Fair Value of Contracts, End of Year	10	7
Offsetting Financial Assets and Liabilities
Cenovus offsets risk management assets and liabilities when the counterparty, currency and timing of settlement are the same.

	2025			2024
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	80	70	10	38	31	7
Amount Offset	(34)	(34)	—	(18)	(18)	—
Net Amount	46	36	10	20	13	7
The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.
Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. As at December 31, 2025, $26 million was pledged as cash collateral (December 31, 2024 – $18 million).
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2025	2024
Realized (Gain) Loss	(22)	46
Unrealized (Gain) Loss	(15)	12
(Gain) Loss on Risk Management	(37)	58
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
D) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the transaction with BP Canada Energy Group ULC to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership ended on August 31, 2024.

2024
Contingent Payments, Beginning of Year	164
Liabilities Settled or Payable	(194)
Re-measurement	30
Contingent Payments, End of Year	—

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

32. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products and power consumption. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions.
To manage exposure to interest rate volatility and interest costs on short-term borrowings, the Company may enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts.
As at December 31, 2025, the fair value of risk management positions was a net asset of $10 million (see Note 31). As at December 31, 2025, there were no foreign exchange contracts or interest rate contracts outstanding. As at December 31, 2024, there were foreign exchange contracts with a notional value of US$250 million and no interest rate contracts outstanding.
Net Fair Value of Risk Management Positions

As at December 31, 2025	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	9.3 MMbbls	January 2026 - December 2026	US$59.15/bbl	25
WTI Fixed – Buy	0.7 MMbbls	January 2026 - December 2026	US$60.14/bbl	(3)
Power Contacts				2
Renewable Power Contracts				11
Other Financial Positions (4)				(25)
Total Fair Value				10
(1)Million barrels ("MMbbls").
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 12 months.
(4)    Includes risk management positions related to WCS, heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.
A) Commodity Price and Foreign Exchange Rate Risk
i) Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.
The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
The Company has used crude oil, condensate, refined product, power and natural gas risk management contracts, and swaps, and may enter into options or forwards. In addition, various crude oil, natural gas and condensate basis contracts for both price and location may be used. These derivative instruments are used to partially mitigate exposure to the commodity price risk on its crude oil and condensate transactions and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold. The Company has used commodity futures and swaps, as well as differential price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate transactions. Natural gas fixed price and basis instruments are used to partially mitigate its natural gas commodity price risk.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
ii) Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.
Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada (see Note 7). As at December 31, 2025, Cenovus had US$4.3 billion in U.S. dollar debt (December 31, 2024 – US$3.8 billion). In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

As at December 31,	2025	2024
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	215	196
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(215)	(196)
iii) Commodity Price and Foreign Exchange Rate Sensitivities
The following tables summarize the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the tables below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2025	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	1	(1)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	13	(13)
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(4)	4
Natural Gas Commodity Price	± US$0.50/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$10.00/MWh (2) Applied to Power Hedges	39	(39)

As at December 31, 2024	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	20	(20)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tie to Production	(6)	6
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Commodity Price	± $0.50/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$10.00/MWh (2) Applied to Power Hedges	46	(46)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	24	(28)
(1)Excluding WCS at Hardisty.
(2)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
As at December 31, 2025, approximately 81 percent (December 31, 2024 – 79 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss (“ECL”) on these accounts was 0.3 percent as at December 31, 2025 (December 31, 2024 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 22, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
As at December 31, 2025, the Company’s sources of capital included:
•$2.7 billion in cash and cash equivalents.
•$5.5 billion available on its committed credit facility.
•$1.2 billion available on its uncommitted demand facilities, of which $1.1 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit.
•The base shelf prospectus, availability of which is dependent on market conditions.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2025	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	5,847	—	—	—	5,847
Long-Term Debt (1)	473	2,206	3,633	9,718	16,030
Lease Liabilities (1)	519	922	688	2,719	4,848

As at December 31, 2024	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,242	—	—	—	6,242
Short-Term Borrowings	173	—	—	—	173
Long-Term Debt (1)	526	1,910	1,989	7,286	11,711
Lease Liabilities (1)	538	824	645	2,606	4,613
(1)Principal and interest, including current portion, if applicable.

33. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2025	2024
Total Current Assets	9,890	10,434
Total Current Liabilities	6,314	7,362
Working Capital	3,576	3,072
B) Changes in Non-Cash Working Capital

For the years ended December 31,	2025 (1)	2024
Accounts Receivable and Accrued Revenues	(575)	547
Income Tax Receivable	(124)	199
Inventories	716	(117)
Accounts Payable and Accrued Liabilities	(318)	299
Income Tax Payable	(298)	322
Total Change in Non-Cash Working Capital	(599)	1,250

Net Change in Non-Cash Working Capital – Operating Activities	(363)	1,305
Net Change in Non-Cash Working Capital – Investing Activities	(236)	(55)
Total Change in Non-Cash Working Capital	(599)	1,250
(1)Excludes the impacts of acquisitions (see Note 4) and the divestiture of WRB (see Note 8).

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
C) Cash Flows Related to Interest and Taxes

For the years ended December 31,	2025	2024
Interest Paid	381	356
Interest Received	141	163
Income Taxes Paid	1,225	868
D) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable (1)	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	5	—	—
Principal Repayment of Leases	—	—	—	—	(299)
Dividends Paid	(1,551)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(16)	—
Lease Additions	—	—	—	—	363
Base Dividends Declared on Common Shares	1,255	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Exchange Rate Movements and Other	—	—	(11)	442	205
As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	855	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	152	—	—
Issuance of Long-Term Debt	—	—	—	5,265	—
Repayment of Long-Term Debt	—	—	—	(2,324)	—
Principal Repayment of Leases	—	—	—	—	(350)
Proceeds on Repurchase Agreements	—	840	—	—	—
Repayment of Repurchase Agreements	—	(427)	—	—	—
Dividends Paid	(1,437)	—	—	—	—
Non-Cash Changes:
Divestiture of Short-Term Borrowings	—	—	(313)	—	—
Finance and Transaction Costs	—	—	—	(7)	—
Lease Acquisitions	—		—	—	366
Lease Additions	—	—	—	—	174
Lease Divestitures	—	—	—	—	(39)
Lease Modifications	—	—	—	—	150
Base Dividends Declared on Common Shares	1,423	—	—	—	—
Dividends Declared on Preferred Shares	14	—	—	—	—
Exchange Rate Movements and Other	—	(12)	(12)	(291)	(53)
As at December 31, 2025	—	401	—	11,032	3,175
(1)Repurchase Agreements primarily relate to RINs.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

34. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2025	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,603	2,623	2,775	2,802	2,531	23,591	36,925
Real Estate	64	65	65	69	70	474	807
Obligation to Fund HCML	99	94	54	42	41	59	389
Other Long-Term Commitments	547	184	151	117	111	484	1,594
Total Commitments	3,313	2,966	3,045	3,030	2,753	24,608	39,715

As at December 31, 2024	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,122	1,947	1,921	1,904	1,815	14,551	24,260
Product Purchases	14	—	—	—	—	—	14
Real Estate	63	63	61	59	63	532	841
Obligation to Fund HCML	104	105	98	56	44	105	512
Other Long-Term Commitments	411	191	187	158	117	589	1,653
Total Commitments	2,714	2,306	2,267	2,177	2,039	15,777	27,280
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $7.7 billion (December 31, 2024 – $854 million), of which $1.6 billion were assumed from the MEG Acquisition. Terms are up to 15 years on commencement.
(2)As at December 31, 2025, includes $1.7 billion related to transportation and storage commitments with HMLP (December 31, 2024 – $1.8 billion).
Through the MEG Acquisition, the Company assumed $8.3 billion of various transportation and storage commitments.
There were outstanding letters of credit aggregating to $341 million (December 31, 2024 – $355 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025

35. MATERIAL ACCOUNTING POLICIES
A) Revenue Recognition
Revenue is based on the consideration specified in a contract and is recorded when control of the product or service passes to the customer in accordance with terms of the contract. Performance obligations are largely satisfied at a point in time upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Performance obligations for crude oil and natural gas processing revenue, transportation services and transloading services are satisfied over time as the service is provided. Revenue associated with crude oil and natural gas processing, transportation services and transloading services are generally based on fixed price contracts.
Revenues are typically collected in the month following delivery. Therefore, Cenovus has elected not to adjust consideration for the effects of a financing component. The Company does not disclose information about remaining performance obligations with an original expected duration of one year or less and it does not have any long-term contracts, with the exception of certain construction contracts with HMLP and take-or-pay contracts, with unfulfilled performance obligations.
Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded as non-monetary exchanges on a net basis.
Cenovus has take-or-pay contracts where customers are required to take, or pay for, minimum quantities. If a customer has a right to defer delivery to a later date, Cenovus’s performance obligation has not been satisfied. Revenue is deferred and recognized only when the product is delivered, or the deferral provision can no longer be extended.
The Company may enter into certain transactions whereby an asset is sold with the commitment to repurchase the same, or similar, asset from the same counterparty at a later date. These transactions are accounted for as repurchase agreements and are recognized as financing arrangements when the cost to repurchase is higher than the original price received. The asset remains on the balance sheet with any payments received recorded to accounts payable until repurchased. Any excess on repurchase is recorded to finance expense.
B) Purchased Product, Transportation and Blending
Purchased Product
Purchased product includes the costs of refining feedstock, crude oil and diluent purchased for optimization activities, and costs associated with transporting refined products to market.
Transportation and Blending
Costs paid for the transportation of crude oil, NGLs and natural gas, and the cost of diluent used in blending are recognized when the product is sold.
C) Employee Benefit Plans
The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component. OPEB plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, employees and retirees may contribute. In some plans, benefits are not funded before employees retire.
The cost of the defined contribution pension plan is recorded as the benefits are earned. The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The estimated cost is based on length of service and reflects Management’s best estimate of salary escalation, longevity rates, employees’ retirement age and expected future health care costs. The liability for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets.
Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the salaries of the employees providing the service are recorded. Interest costs (income) on the net obligation (asset) are included as part of pension benefit costs. Remeasurement changes, including actuarial gains or losses related to the plan assets and defined benefit obligation, the effect of changes to the asset ceiling and return on plan assets, are recognized in OCI when they occur.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
D) Deferred Income Taxes
Cenovus follows the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting basis and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets will be realized, or liabilities will be settled. The effect of a change in the enacted tax rate or laws is recognized in net earnings (loss) in the period that the change occurs, except when it relates to items recorded in equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.
Deferred income tax is recognized on temporary differences arising from investments in subsidiaries, except in the case where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction.
E) Inventories
Product inventories are valued at the lower of cost, using a first-in, first-out, or weighted average cost basis, and net realizable value. Parts and supplies are valued at the lower of weighted average cost and net realizable value. The cost of inventory includes purchase costs, direct production costs, and DD&A. Net realizable value is the estimated selling price in the ordinary course of business less expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized in net earnings (loss).
F) Exploration and Evaluation Assets
E&E assets consist of exploratory projects for crude oil, NGLs and natural gas that are generally pending the determination of proved reserves. The costs to acquire non-producing oil and gas properties, licences to explore, drilling exploratory wells and the costs to evaluate the commercial potential of the resources are initially capitalized as E&E assets. Costs incurred prior to obtaining the legal right to explore an area (pre-exploration costs) are recorded as exploration expense when incurred.
Once technical feasibility and commercial viability of an E&E asset is established, the carrying value is transferred to PP&E. If Management does not consider an E&E asset to be technically feasible and commercially viable, the related capital costs are written off as exploration expense.
G) Property, Plant and Equipment
PP&E is recorded at cost less accumulated DD&A, adjusted for impairment losses and impairment reversals. Capitalized costs include the purchase price, construction or development expenditures, directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs. Costs incurred to install the asset and make it ready for its intended use are also capitalized. Expenditures that improve the productive capacity or extend the life of an asset are capitalized, while maintenance costs and repairs are expensed as incurred.
Crude Oil and Natural Gas Properties
Development and production assets are capitalized by area. Costs includes all expenditures associated with the development of crude oil and natural gas properties and related infrastructure, as well as expenditures transferred from E&E assets.
Development and production assets are depleted using the unit-of-production method based on estimated reserves determined using forward prices and costs. The unit-of-production depletion rate takes into account expenditures incurred to date, together with the future development expenditures required to develop reserves. Onshore assets are depleted based on estimated proved reserves. Offshore assets are depleted based on estimated proved developed producing reserves or proved plus probable reserves.
Refining Assets
The Company’s refineries and plants are composed of highly integrated and interdependent crude oil and other feedstock processing facilities and supporting infrastructure. Where facilities and equipment, including major components, are significant in relation to the total cost of the assets and have different useful lives, they are depreciated on a straight-line basis over the estimated service life of each component. Major components are depreciated as follows:
•Land improvements and buildings: 10 to 40 years.
•Office equipment and vehicles: 3 to 15 years.
•Rail facilities: 10 to 40 years.
•Refining equipment: 5 to 60 years.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
Processing, Transportation and Storage Assets, Commercial Fuels Business and Other
Depreciation for substantially all other PP&E is calculated on a straight-line basis based on the estimated useful lives of assets, which range from three to 60 years. Land is not depreciated.
H) Impairments of Assets
Impairment and Impairment Reversals of Non-Financial Assets
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of an asset or CGU may exceed its recoverable amount. Goodwill is tested for impairment at least annually. E&E assets are also tested for impairment immediately prior to being transferred to PP&E.
Cenovus allocates E&E assets to a related CGU containing development and production assets when testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU, or as an individual asset. Goodwill is allocated to CGUs that benefited from the historical business combinations.
The recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and FVLCOD. VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of an asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCOD for upstream assets is estimated based on the discounted after-tax cash flows of reserves using forward prices, future operating costs and future capital expenditures consistent with Cenovus’s IQREs, and may consider an evaluation of comparable asset transactions. FVLCOD for downstream assets is estimated based on discounted after-tax cash flows of refined product production, forward crude oil prices, forward crack spreads, net of RINs, future capital expenditures, future operating costs and discount rates. Forward prices are based on third-party consultant forecasts.
If the recoverable amount of the asset or CGU is less than the carrying amount, an impairment loss is recognized. The impairment loss first reduces the goodwill allocated to a CGU, if any, and then reduces the carrying amount of the remaining assets in the CGU. Impairment losses on PP&E and ROU assets are recognized as additional DD&A. E&E asset impairments or write-downs are recognized as exploration expense.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for indicators that the impairment losses may no longer exist or may have decreased. If such indications exist, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized in prior periods. The reversal is recognized as a reduction to DD&A.
Impairment of Financial Assets
At each reporting date, the Company assesses the ECLs associated with its financial assets measured at amortized cost. For accounts receivable, Cenovus measures loss allowances at an amount equal to lifetime ECLs. ECLs are estimated as the difference between the cash flows due to the Company and the cash flows the Company expects to receive, discounted at the effective interest rate on initial recognition. Changes in ECLs are recognized in other income (loss).
I) Leases
As Lessee
The Company recognizes an ROU asset and a lease liability when the leased asset is available for use.
Lease liabilities are measured at the present value of lease payments and estimated costs to dismantle and remove the underlying leased asset. Lease liabilities are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, as well as variable payments based on an index or rate. Lease liabilities are re-measured when there is a change in the future lease payments due to a change in an index or rate. Re-measurement will also occur if there is a change in the expected residual value guarantee or if the Company reconsiders the exercise of a purchase, extension or termination option that is within its control. When the lease liability is re-measured, an adjustment is also made to the carrying amount of the ROU asset.
The ROU asset is initially measured at cost, which includes the initial measurement of the lease liability and initial direct costs. The cost is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.
Leases with a term of less than twelve months, or leases of an asset with a low value, are recognized over the lease term as an operating, transportation, or general and administrative expense. The Company has elected not to separate non-lease components for storage tanks.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
As Lessor
Leases where the Company transfers substantially all of the risks and rewards from ownership of an underlying asset are classified as financing leases. The Company recognizes a receivable at an amount equal to the net investment in the lease, which is the present value of the aggregate of lease payments receivable by the lessor. Cenovus recognizes lease payments for operating leases on a straight-line basis over the term of the lease as other income.
J) Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured to their fair value at the date of acquisition, with certain exceptions such as ROU assets, lease liabilities, income taxes and stock-based compensation.
When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings (loss).
K) Provisions
A provision is recognized if the Company has a present legal or constructive obligation as a result of a past event. It must be possible to reliably estimate the obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, the expected future cash flows of a provision are discounted using a credit-adjusted risk-free rate. The increase in the provision due to the passage of time is recognized as a finance expense.
Decommissioning Liabilities
The Company will be required to retire its tangible long-lived assets such as producing well sites, upstream processing facilities, surface and subsea plant and equipment, refining facilities and the crude-by-rail terminal. When a disturbance occurs, the Company recognizes a decommissioning liability equal to the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. The initial estimate of the liability is added to the cost of the related asset and amortized over the useful life of the asset. Changes in the provision arising from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. Actual expenditures incurred are charged against the liability.
Renewable Fuel Obligations
The Company’s U.S. refining operations incur an RVO, which the Company settles annually using RINs. After considering RINs on hand, the RVO is measured at the expected market price, or on a contracted forward rate, if applicable, of the additional RINs required to settle the compliance obligation. RINs purchased with biofuel are measured using the average market price in the month purchased. RINs purchased on a secondary market are measured at cost. RINs are not amortized. A net RIN position is presented in other assets and a net RVO position is included in other liabilities.
L) Share Capital and Warrants
Common shares, treasury shares and preferred shares are classified as equity. When the Company purchases its own common shares or preferred shares, share capital is reduced by the weighted average carrying value of the shares purchased. Any difference between the purchase price and the carrying value is recorded to paid in surplus to the extent available, and subsequently to retained earnings. No gain or loss is recognized on the purchase, sale, issuance or cancellation of equity instruments. Common shares and preferred shares are cancelled upon purchase.
Common shares purchased under the employee benefit plan are measured at their cost to acquire and are recorded as treasury shares. When the treasury shares are distributed under the employee benefit plan, the treasury shares are reduced by their weighted average carrying value with the excess or deficiency from the settled employee long-term incentive liability recognized in paid in surplus to the extent available and subsequently to retained earnings.
Transaction costs directly attributable to the issue or repurchase of common shares, treasury shares and preferred shares are recognized as a deduction from equity, net of any income taxes.
Warrants are classified as equity and are measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
M) Stock-Based Compensation
Cenovus has a number of stock-based compensation plans that include stock options with associated NSRs, PSUs, RSUs and DSUs. Stock-based compensation costs are recorded in general and administrative expenses.
Stock Options With Associated Net Settlement Rights
NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model, and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.
Performance, Restricted and Deferred Share Units
PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fair value fluctuations are recognized in stock-based compensation in the period they occur. Cenovus has certain PSU and RSU plans that may be settled in cash or common shares at the Company's option and certain plans that are settled in cash.
N) Financial Instruments
Financial assets are classified and measured based on the objective of the business model for managing the instrument or group of instruments, and the contractual terms of the cash flows as noted below. Financial liabilities are measured at amortized cost or fair value through profit or loss as noted below.

Classification	Instrument Type
Amortized Cost	Cash and cash equivalents, restricted cash, accounts receivable and accrued revenues, accounts payable and accrued liabilities, short-term borrowings, lease liabilities and long-term debt.
Fair Value Through Profit or Loss	Risk management assets and liabilities, contingent payments and equity investments in public companies.
Fair Value Through Other Comprehensive Income (Loss)	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition.
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the financial instrument.
Cenovus uses observable market inputs as much as possible when estimating the fair value of financial instruments. Inputs are categorized into the following levels based on how observable the inputs are:
•Level 1: Quoted prices in active markets for identical assets and liabilities.
•Level 2: Inputs other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•Level 3: Unobservable inputs for the asset or liability.
Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.
Derivatives
Derivative financial instruments are primarily used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments.
Derivative financial instruments are measured at fair value through profit or loss unless designated for hedge accounting. Derivative instruments not designated as hedges are recorded using mark-to-market accounting whereby any changes in fair value are recorded as a gain or loss on risk management. The estimated fair value of derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2025
O) Foreign Currency Translation
The Company’s functional and presentation currency is Canadian dollars. The Company uses the direct method of consolidation. Translation gains and losses relating to foreign operations with a functional currency different from the presentation currency are recognized in OCI as cumulative translation adjustments. When the Company disposes of an interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings.
Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the reporting date. Any gains or losses are recognized in net earnings (loss).
P) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2026, and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2025. The standards applicable to Cenovus are as follows and will be adopted on their respective dates:
Financial Instruments
On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”. The amendments include clarifications on the derecognition of financial liabilities and the classification of certain financial assets. In addition, new disclosure requirements for equity instruments designated as FVOCI were added. The amendments are effective for annual periods beginning on or after January 1, 2026, and will be applied retrospectively. The amendments to IFRS 9 and IFRS 7 will not have a material impact on the Consolidated Financial Statements.
Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is continuing to evaluate the impacts of adopting IFRS 18 on the Consolidated Financial Statements. Cenovus will adopt IFRS 18 effective January 1, 2027, using the retrospective approach.

Cenovus Energy Inc. – 2025 Consolidated Financial Statements	58